 Exhibit (a)(1)(C)
The KeyW Holding Corporation

SUPPLEMENT TO OFFER TO PURCHASE
Offer to Purchase for Cash
any and all outstanding
2.50% Convertible Senior Notes Due 2019
(CUSIP No. 493723 AA8)
The Tender Offer (as defined below) will expire at 11:59 p.m., New York City time, on May 15, 2018, or any other date and time to which the Company extends such Tender Offer (such date and time, as it may be extended, the “Expiration Date”), unless earlier terminated, in the Company’s sole discretion. You must validly tender your Notes (as defined below) at or prior to the Expiration Date to be eligible to receive the Purchase Price (as defined below) for such Notes. The Purchase Price will be payable in cash. Tendered Notes may be validly withdrawn from the Tender Offer at or prior to the Expiration Date. The Tender Offer is subject to the satisfaction or waiver of certain conditions as set forth in the Offer to Purchase (as defined below) under the heading “The Terms of the Tender Offer–Conditions to the Tender Offer.”
The KeyW Holding Corporation, a Maryland corporation (the “Company”), previously distributed an Offer to Purchase, dated April 13, 2018 (as amended and supplemented from time to time, the “Offer to Purchase”), in connection with its offer to purchase (the “Tender Offer”) any and all of its $149.5 million aggregate principal amount of outstanding 2.50% Convertible Senior Notes due 2019 (the “Notes”) for cash in an amount equal to $1,000 per $1,000 principal amount of validly tendered and accepted Notes purchased (the “Purchase Price”), plus accrued and unpaid interest on such Notes, if any, from January 15, 2018 up to, but not including, the Settlement Date (as defined in the Offer to Purchase), on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Except as set forth in this supplement (this “Supplement”) and in Amendment No. 1 to the Tender Offer Statement on Schedule TO, and in any subsequently filed amendments thereto, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects, and this Supplement should be read in conjunction therewith.
The Offer to Purchase is hereby amended by inserting the following disclosure immediately after the section entitled “The Company” on page 9 thereof, immediately above the heading “The Terms of the Tender Offer”:
Summary Financial Information
The following table sets forth summary historical consolidated financial data for the Company as of and for the years ended December 31, 2017 and 2016. The following summary historical consolidated financial data was derived from the Company’s audited consolidated financial statements appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated herein by reference (the “2017 Form 10-K”). For a more detailed explanation of the Company’s financial condition and operating results, you should read the following summary historical consolidated financial data in conjunction with the Company’s historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2017 Form 10-K. You should refer to the sections in the Offer to Purchase entitled “Additional Information” and “Incorporation by Reference” for information on how you can obtain copies of our SEC filings, including the 2017 Form 10-K.

	As of December 31,
	2017	2016
	(in thousands, except per share amounts)
Current assets	$128,469	$104,858
Long-term assets	558,438	340,595
Total assets	686,907	445,453
Current liabilities	85,652	36,921
Long-term liabilities	290,243	175,596
Total liabilities	375,895	212,517
Common shares outstanding	49,876
Book value per share	$6.24
	Years ended December 31,
	2017	2016
	(dollars in thousands, except per share amounts)
Revenues	$441,586	$288,027
Cost of revenue, excluding amortization	331,629	196,772
Net (loss) income from continuing operations	(10,951)	1,865
Net loss	(10,951)	(25,728)
(Loss) earnings per share from continuing operations:
Basic	$(0.22)	$0.05
Diluted	(0.22)	0.05
Loss per share:
Basic	$(0.22)	$(0.64)
Diluted	(0.22)	(0.63)
Ratio of earnings to fixed charges	(A)	1.4

(A)
For the year ended December 31, 2017, earnings were insufficient to cover fixed charges by approximately $22.0 million

THE KEYW HOLDING CORPORATION

April 27, 2018